

September 3, 2013

<u>Via E-mail</u>
Eli Kamer
Chief Financial Officer
Ituran Location & Control Ltd.
3 Hashikma Street
Azour Industrial Zone
POB 163
Azour 58001, Israel

     Re: **Ituran Location & Control Ltd.**
             Form 20-F for the Fiscal Year Ended December 31, 2012
             Filed April 25, 2013
             File No. 001-32618

Dear Mr. Kamer:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/ Brian Cascio

             Brian Cascio
             Accounting Branch Chief